================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMF BOWLING, INC.
                    ---------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                    03113V109
                                 --------------
                                 (CUSIP Number)


                            DAVID J. GREENWALD, ESQ.
                              GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 902-1000
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 11, 1998
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


================================================================================

                                  SCHEDULE 13D
----------------------------                         ---------------------------
     CUSIP No. 03113V109                                   Page 2 of 25 Pages
----------------------------                         ---------------------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE GOLDMAN SACHS GROUP, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF-OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                870,000

    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                33,659,004
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                870,000
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                33,659,004
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   34,529,004
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   53.8%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   HC-PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 3 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GOLDMAN SACHS & CO.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF-OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   NEW YORK
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                33,659,004
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                33,659,004
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   33,659,004
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   53.1%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   BP-PN-IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 4 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                21,643,196
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                21,643,196
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   21,643,196
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 5 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS ADVISORS, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                21,643,196
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                21,643,196
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   21,643,196
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 6 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II OFFSHORE, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   CAYMAN ISLANDS
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                8,604,038
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                8,604,038
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,604,038
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.2%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 7 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II (GERMANY) C.L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   GERMANY
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                798,318
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                798,318
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   798,318
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.3%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 8 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II (CAYMAN), L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                8,604,038
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                8,604,038
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,604,038
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.2%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 9 of 25 Pages
-----------------------                             ----------------------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GOLDMAN, SACHS & CO. OHG
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   GERMANY
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                798,318
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                798,318
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   798,318
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.3%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 10 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STONE STREET FUND 1995, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF     ------- ------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                506,322
  BENEFICIALLY    ------- ------------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH        ------- ------------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    506,322
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   506,322
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.8%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 11 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       BRIDGE STREET FUND 1995, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    569,762
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    569,762
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               569,762
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.0%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 12 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       STONE STREET FUND 1996, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    865,642
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    865,642
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               865,642
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.4%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 13 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       BRIDGE STREET FUND 1996, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e) `                              [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    587,076
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    587,076
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               587,076
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.0%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 14 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       STONE STREET VALUE CORP.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    1,076,084
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    1,076,084
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               1,076,084
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.8%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 15 of 25 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       STONE STREET EMPIRE CORP.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    1,452,718
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    1,452,718
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               1,452,718
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                2.4%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  GS Capital Partners II, L.P. ("GS Capital II"), GS Capital Partners II Offshore, L.P. ("GS Offshore"), GS Capital Partners II Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1995, L.P. ("1995 Stone"), Stone Street Fund 1996, L.P. ("1996 Stone"), Bridge Street Fund 1995, L.P. ("1995 Bridge") and Bridge Street Fund 1996, L.P. ("1996 Bridge" and together with GS Capital II, GS Offshore, GS Germany, 1995 Stone, 1996 Stone and 1995 Bridge, the "Limited Partnerships"), Stone Street Value Corp. ("Stone Value"), Stone Street Empire Corp. ("Stone Empire"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, L.P. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors Cayman, GS oHG, Stone Value, Stone Empire and the Limited Partnerships, the "Filing Persons") hereby file this Amendment No. 3 (this "Amendment No. 3") to the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMF Bowling, Inc., a Delaware corporation (the "Company").1 Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.


ITEM 2.  Identity and Background.

                  Item 2 is hereby amended and supplemented as follows:

                  As of December 15, 1998, Goldman Sachs and GS Group may be deemed to beneficially own 33,574,354 shares of Common Stock through the Limited Partnerships, including 3,607,761 shares of Common Stock that may be acquired through conversion of Debentures. In addition GS Group beneficially owns 870,000 shares of Common Stock pursuant to the Warrants. As of December 15, 1998, Goldman Sachs and GS Group may be deemed to beneficially own 84,650 shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

                  The name, business address, present principal occupation or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and Goldman Sachs are set forth in amended Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship and each director and each executive officer


--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in amended Schedules II-A-i and II-A-ii hereto, respectively, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Stone Value and Stone Empire are set forth in amended
Schedule II-B-i and II-B-ii hereto respectively and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Goldman, Sachs & Co. Finanz GmbH, which is the managing general partner of GS oHG, are set forth in amended Schedule II-C and are incorporated herein by reference.

                  During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on amended Schedule I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in amended Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and supplemented as follows:

                  As of December 15, 1998, Goldman Sachs may be deemed to beneficially own an additional 84,650 shares of Common Stock held by the Managed Accounts. Except as set forth on amended Schedule IV hereto with respect to purchases of Debentures and sales of Common Stock, no transactions in the Common Stock or Debentures were effected by the Filing Persons or, to the knowledge of the Filing Persons, by any of the Persons listed on amended Schedules I, II-A-i, II-B-i, II-B-ii or II-C hereto during the period from November 18, 1998 through December 15, 1998.

                  The funds used by the Limited Partnerships to purchase the Debentures, as described below, were obtained by such entities from capital contributions by their partners and from the available funds of such entities.


ITEM 4.  Purpose of the Transaction.

                  Item 4 is hereby amended and supplemented as follows:

                  Since November 17, 1998, the Limited Partnerships have acquired an additional aggregate of $343,074,000 in principal amount of Debentures representing their proportionate share of Debentures acquired pursuant to the Debenture & Note Purchase Agreement, as set forth on amended
Schedule IV hereto. The Debentures are convertible at any time prior to maturity

                                  SCHEDULE 13D

into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. Accordingly, since November 17, 1998, the Limited Partnerships may be deemed to have acquired beneficial ownership of an additional aggregate of 2,975,618 shares of Common Stock by virtue of their acquisition of the Debentures. There can be no assurance that the Limited Partnerships or any of the other parties to the Debenture & Note Purchase Agreement will acquire any additional Debentures thereunder or, if such securities are acquired, the amount of securities so acquired.


ITEM 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated as follows:

                  (a) As of December 15, 1998, GS Capital II may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 21,643,196 shares of Common Stock, including 2,325,720 shares of Common Stock that may be acquired through the conversion of Debentures. GS Advisors disclaims beneficial ownership of the securities reported herein.

                  As of December 15, 1998, GS Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 8,604,038 shares of Common Stock, including 924,549 shares that may be acquired through the conversion of Debentures. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein.

                  As of December 15, 1998, GS Germany may be deemed to own beneficially and directly, and its managing partner, GS oHG, may be deemed to own beneficially and indirectly, 798,318 shares of Common Stock, including 85,788 shares of Common Stock that may be acquired through the conversion of Debentures. GS oHG disclaims beneficial ownership of the securities reported herein.

                  As of December 15, 1998, 1995 Stone may be deemed to own beneficially and directly, and its general partner, Stone Value, may be deemed to own beneficially and indirectly, 506,322 shares of Common Stock, including 54,399 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Value disclaims beneficial ownership of the securities reported herein.

                  As of December 15, 1998, 1996 Stone may be deemed to own beneficially and directly, and its general partner, Stone Empire, may be deemed to own beneficially and indirectly, 865,642 shares of Common Stock, including 92,996 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Empire disclaims beneficial ownership of the securities reported herein.

                  As of December 15, 1998, 1995 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Value, may be deemed to own beneficially and indirectly, 569,762 shares of Common Stock, including 61,217 shares of Common Stock that

                                  SCHEDULE 13D

may be acquired through the conversion of Debentures. Stone Value disclaims beneficial ownership of the securities reported herein.

                  As of December 15, 1998, 1996 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Empire, may be deemed to own beneficially and indirectly, 587,076 shares of Common Stock, including 63,091 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Empire disclaims beneficial ownership of the securities reported herein.

                  The Company has reported in its Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1998 that there were 59,747,550 shares of Common Stock outstanding, as of October 23, 1998.

                  Based on the foregoing, GS Capital II may be deemed to own beneficially and directly approximately 34.9%, GS Advisors may be deemed to own beneficially and indirectly approximately 34.9%, GS Offshore may be deemed to own beneficially and indirectly approximately 14.2%, GS Advisors Cayman may be deemed to own beneficially and indirectly approximately 14.2%, GS Germany may be deemed to own beneficially and directly approximately 1.3%, GS oHG may be deemed to own beneficially and indirectly approximately 1.3%, 1995 Stone may be deemed to own beneficially and directly approximately 0.8%, 1996 Stone may be deemed to own beneficially and directly approximately 1.4%, 1995 Bridge may be deemed to own beneficially and directly approximately 1.0%, 1996 Bridge may be deemed to own beneficially and directly approximately 1.0%, Stone Value may be deemed to own beneficially and indirectly approximately 1.8% and Stone Empire may be deemed to own beneficially and indirectly approximately 2.4%, in each case of the outstanding shares of Common Stock.

                  As of December 15, 1998, Goldman Sachs and GS Group may be deemed to beneficially own the 33,574,354 shares of Common Stock beneficially owned by the Limited Partnerships, including 3,607,761 shares of Common Stock that may be acquired through conversion of Debentures. In addition, GS Group may be deemed to beneficially own 870,000 shares of Common Stock pursuant to the Warrants. In addition, Goldman Sachs and GS Group may be deemed to beneficially own at December 15, 1998, the 84,650 shares of Common Stock held in Managed Accounts. Based on such holdings, Goldman Sachs and GS Group may be deemed to have beneficially owned at December 15, 1998 approximately 53.1% and 53.8%, respectively, of the outstanding shares of Common Stock.

                  Goldman Sachs and GS Group disclaim beneficial ownership of
(i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

                  None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on amended Schedule I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto beneficially owns any shares of Common Stock other than as set forth herein.

                                  SCHEDULE 13D

                  The Other Investors party to the Stockholders Agreement are comprised of investment funds affiliated with The Blackstone Group, Kelso & Company, Bain Capital Inc. and Citicorp North America, Inc. and certain directors, officers and other employees of the Company and its subsidiaries. Based on the information set forth in the Company's prospectus dated November 6, 1998, as of November 3, 1998, and including the 693,811 shares of Common Stock that may be acquired by certain of the Other Investors through conversion of Debentures acquired by them pursuant to the Debenture & Note Purchase Agreement through December 15, 1998, the Other Investors may be deemed to be the beneficial owners of an aggregate of approximately 24.4% of the outstanding Common Stock.

                  (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 15 above.

                  (c) Amended Schedule IV hereto sets forth (i) the sales of Common Stock by certain of the Filing Persons and (ii) the purchases of Debentures by certain of the Filing Persons pursuant to the Debenture & Note Purchase Agreement, in each case during the period from November 18, 1998 through December 15, 1998. The sales in the Common Stock, described in amended
Schedule IV, were effected on either the New York Stock Exchange or the Chicago Stock Exchange, and the purchases of the Debentures, as described in amended
Schedule IV, were acquired in open market purchases. Other than as set forth on amended Schedule IV hereto, no transactions in the Common Stock or Debentures were effected by the Filing Persons, or, to their knowledge, any of the persons listed on amended Schedule I, Schedule II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from November 18, 1998 through December 15, 1998.

                  (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

                  (e) Not applicable.

                                  SCHEDULE 13D

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 16, 1998

                                             GOLDMAN, SACHS & CO.


                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    Managing Director


                                             THE GOLDMAN, SACHS GROUP, L.P.

                                             By:  The Goldman Sachs Corporation,
                                                  its general partner

                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    Executive Vice President


                                             GS ADVISORS, L.P.

                                             By:  GS Advisors, Inc.,
                                                  its general partner

                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    President


                                             GS ADVISORS (CAYMAN), L.P.

                                             By:  GS Advisors II, Inc.,
                                                  its general partner

                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    President

                                  SCHEDULE 13D

                                          GS CAPITAL PARTNERS II, L.P.

                                          By:  GS Advisors, L.P.,
                                               its general partner

                                          By:  GS Advisors, Inc.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    President


                                          GS CAPITAL PARTNERS II
                                          OFFSHORE, L.P.

                                          By:  GS Advisors II (Cayman), L.P.,
                                               its general partner

                                          By:  GS Advisors II Inc.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    President


                                          GS CAPITAL PARTNERS II GERMANY
                                            CIVIL LAW PARTNERSHIP
                                             (with limitation of liability)

                                          By:  Goldman, Sachs & Co. oHG,
                                               its managing partner

                                          By:  Goldman, Sachs & Co. Finanz GmbH,
                                               its managing partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Attorney-in-Fact


                                          GOLDMAN, SACHS & CO. oHG

                                          By:  Goldman, Sachs & Co. Finanz GmbH.
                                               its managing partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Attorney-in-Fact

                                  SCHEDULE 13D

                                          STONE STREET FUND 1995, L.P.

                                          By:  Stone Street Value Corp.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          STONE STREET FUND 1996, L.P.

                                          By:  Stone Street Empire Corp.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          BRIDGE STREET FUND 1995, L.P.

                                          By:  Stone Street Value Corp.,
                                               its managing general partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          BRIDGE STREET FUND 1996, L.P.

                                          By:  Stone Street Empire Corp.,
                                               its managing general partner

                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          STONE STREET VALUE CORP.


                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Vice President

                                  SCHEDULE 13D

                                          STONE STREET EMPIRE CORP.


                                          By:  /s/ Richard A. Friedman
                                          Name:     Richard A. Friedman
                                          Title:    Vice President

==============================================================================

                                   SCHEDULE I
                                   ----------


          The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

          The business address of each person listed below except John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Robert J. Hurst

         John A. Thain

         John L. Thornton

                                 SCHEDULE II-A-i
                                 ---------------


          The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

          The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

          All executive officers and directors listed below are United States citizens.



 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------


 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.

                                SCHEDULE II-A-ii
                                ----------------


               The name, position and present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

               The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

               All executive officers and directors listed below are United States citizens.


 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------


 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.

                                 SCHEDULE II-B-i
                                 ---------------


               The name, position and present principal occupation of each director and executive officer of Stone Street Value Corp., the sole general partner of Stone Street Fund 1995, L.P. and the managing general partner of Bridge Street Fund 1995, L.P., are set forth below.

               The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

               All executive officers and directors listed below are United States citizens.


Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------


Richard A. Friedman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Terrence M. O'Toole                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Director/Vice President                 Limited Partner of The Goldman Sachs Group, L.P.

Peter M. Sacerdote                      Director/Chairman/C.E.O./President      Limited Partner of The Goldman Sachs Group, L.P.

David J. Greenwald                      Vice President                          Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

C. Douglas Fuge                         Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets                         Vice President                          Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.

                                SCHEDULE II-B-ii
                                ----------------


               The name, position and present principal occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street Fund 1996, L.P., are set forth below.

               The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

               All executive officers and directors listed below are United States citizens.



Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Richard A. Friedman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Terrence M. O'Toole                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Director/Vice President                 Limited Partner of The Goldman Sachs Group, L.P.

Peter M. Sacerdote                      Director/Chairman/C.E.O./President      Limited Partner of The Goldman Sachs Group, L.P.

David J. Greenwald                      Vice President                          Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

C. Douglas Fuge                         Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets                         Vice President                          Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.

                                  SCHEDULE II-C
                                  -------------


               The name, position and present occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

               The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

               Of the directors and executive officers listed below, Scott B. Kapnick is a United States citizen, Robert H. Jolliffe is a citizen of Great Britain, Paul M. Achleitner is a citizen of Austria, and Ernst
          E. Tschoeke and Stefan J. Jentzsch are citizens of Germany.


Name                                    Position                               Present Principal Occupation
-----------------------------------------------------------------------------------------------------------


Paul M. Achleitner                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Ernst E. Tschoeke                       Managing Director                       Executive Director of Goldman, Sachs & Co. oHG

Stefan J. Jentzsch                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Robert H. Jolliffe                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Scott B. Kapnick                        Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

                                  SCHEDULE III
                                  ------------


               In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., Goldman, Sachs & Co. (the "Firm"), without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

               The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                  SCHEDULE 13D



                                   SCHEDULE IV

                                AMF Bowling, Inc.
                        CUSIP No. 03113VAA7 (Debentures)



   Purchases
 (Face Amount)              Price           Trade Date         Settlement Date
 -------------         ----------------   ---------------    -------------------
 $50,322,000.00         $6,872,108.13       10-Dec-98             14-Dec-98

 $83,871,000.00        $11,741,940.00       11-Dec-98             15-Dec-98

 $88,903,000.00        $12,446,420.00       14-Dec-98             17-Dec-98

$119,978,000.00        $16,796,920.00       15-Dec-98             18-Dec-98



                                AMF Bowling, Inc.
                        CUSIP No. 03113V109 (Common Stock)

       Sales                Price
 (Number of Shares)       Per Share         Trade Date         Settlement Date
 -----------------      ----------------  -----------------  -------------------
       500                  $6.00           19-Nov-98             24-Nov-98

      1,000                 $5.625          20-Nov-98             25-Nov-98

      1,000                 $5.125          7-Dec-98              10-Dec-98

      1,000                 $5.00           11-Dec-98             17-Dec-98







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